RETROPHIN, INC.

12255 El Camino Real, Suite 250

San Diego, CA 92130

March 11, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Jones
Jeffrey P. Riedler

Re:	Retrophin, Inc.
Registration Statement on Form S-3
Filed September 9, 2014
File No. 333-198648

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on March 13, 2015, or as soon thereafter as is practicable.

The undersigned registrant hereby acknowledges that:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RETROPHIN, INC.

By:	/s/ Stephen Aselage
Stephen Aselage
Chief Executive Officer

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